Mail Stop 3561

June 28, 2007

Via Fax & U.S. Mail

Mr. Mitch Francis
  Chief Executive Officer and Chief Financial Officer
TIX CORPORATION
12001 Ventura Place, Suite 340
Studio City, California 91604

> **Re: Tix Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-24592**

Dear Mr. Francis:

We have reviewed your filing and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB (Fiscal Year Ended December 31, 2006)

Item 2. Description of Property, page 7

1.   Please indicate that your four Las Vegas ticketing locations are leased facilities. Also, make similar revisions throughout the document wherever you describe these properties such as in the Overview to your MD&A.

Management's Discussion and Analysis

Overview, page 16

2.   Please revise the Overview section of your MD&A to provide a more robust discussion of your operations in order to facilitate a reader's understanding of your company. See FR-72 for guidance.

Revenue Recognition and Presentation, page 17

3.   In the second paragraph of this section, please clarify the sources of your commissions and related fees. For example, you indicate that an additional one dollar per ticket is charged to customers but it is unclear whether the commissions you earn are paid by the customer or by the respective shows. Make similar revisions throughout the document wherever you discuss your revenue recognition policies, such as in the footnotes to your financial statements.

Adjusted EBITDA, page 18

4.   We note your presentation of Adjusted EBITDA. However, it appears that your use of this non-GAAP measure does not comply with FR-65 because, among other things, you eliminate recurring items such as non-cash equity-based compensation. Also, in light of the nature of your operations, we believe there is insufficient support for the inclusion of this non-GAAP measure of performance. Accordingly, please remove the presentation of Adjusted EBITDA from your filing.

Results of Operations

Years Ended December 31, 2006 and 2005, page 19

5.   See the paragraph discussion of "Loss on Disposal of Fixed Assets." Please reclassify this paragraph discussion and the related statements of operations line item as a component of "loss from operations." Your current classification includes this line item as a component of "Other income (expense)." See paragraph 45 of SFAS No. 144.

Liquidity and Capital Resources – December 31, 2006

Transactions with Primary Secured Lender, page 24

6.   See the paragraph discussion of "Gain on Settlement with Lender." Expand your disclosure here or under "Transactions with Primary Secured Lender" on page 24, to discuss the nature of the settlement with the lender that resulted in debt forgiveness of $1.1 million. In this regard, explain the reasons and circumstances of why the debt was settled at less than carrying value. Please advise supplementally and expand your disclosure in future filings.

Principal Commitments, page 24

7.   In future filings, please include your scheduled future interest payments in the table of contractual cash obligations, or indicate that such interest payments are included within the appropriate line items, and provide a footnote to the table disclosing how the interest payments were estimated or derived.

Financial Statements

Statements of Operations, page 43

8.   As noted in one of our previous comments, please revise your statements of operations to reclassify the line item "loss on disposal of fixed assets" within loss from operations.

Note 8. Issuance of Convertible Debentures and Standby Equity Distribution Agreement

Registration Rights, page 59

9.   In the last paragraph, you discuss a registration statement filed in July of 2005 and declared effective in February of 2006. The last sentence discloses that you are in the process of withdrawing this registration statement. Please advise us with respect to the status of this withdrawal, and what factors are preventing you from completing such process.

Form 10-QSB (Quarter Ended March 31, 2007)

General

10.   Comments issued above on the December 31, 2006 Annual Report on Form 10-KSB should also be considered, in future filings on the Form 10-QSB, as appropriate.

Statements of Operations, page 6

11.   Given the nature of your business, we believe you should not present a sub-total, such as gross profit, before deducting selling and marketing and general and administrative expenses. In this regard, we note that your S,G&A costs include advertising and promotional costs related to your business activities and personnel-related costs. These costs appear to be integral costs of doing business and generating revenue. Accordingly, they should be deducted in the determination of any measure of profitability. In future filings, please revise your statements of operations and the related MD&A discussion.

Note 3. Acquisition of Any Event, page 14

12.   We note your disclosure that an independent valuation firm determined the allocation of purchase price with respect to your acquisition of Any Event. We also note that you filed a registration statement of Form S-8 on February 9, 2007. Your disclosure assigns responsibility for the purchase price allocation to an entity, an "expert", other than management. As such, this expert must be explicitly named in your Form 10-KSB and a consent from such expert must be filed under Exhibit 23 when your Form 10-KSB is incorporated by reference into a registration statement and/or in the registration statement itself, as applicable. Refer to Item 601 of Regulation S-B.

Note 7. Related Party Transactions, page 19

13.   We note you have a non-binding letter of intent, entered into on December 12, 2006, to acquire Exhibit Merchandising LLC for $24 million, as disclosed in Note 13 to the audited financial statements included in the December 31, 2006 Annual Report on Form 10-KSB. Since both of the principal members of Exhibit Merchandising LLC are current shareholders, an update of the status of this transaction should have been included in Note 7 to your March 31, 2007 Quarterly Report on Form 10-QSB. Please revise.

Form 8-K/A – Amendment No. 1 – Filed on June 13, 2007

Audited Historical Financial Statements of John's Tickets, LLC

14.   We note you provide one year of audited historical financial statements of John's Tickets, LLC (dba Any Event Tickets) rather than two years. With reference to the requirements of Item 310(c)(3)(i) of Regulation S-B, please tell us why you have not also provided the "predecessor" period financial statements for the year ended December 31, 2005. It appears that the year 2005 is also required to be filed, due to this acquisition exceeding the 40% level using the pre-tax income test prescribed by Item 310(c)(2) of Regulation S-B. We refer to the predecessor as the sole proprietorship identified in Note 1 to the audited financial statements of Any Event Tickets. Please advise supplementally or amend the Form 8-K to include this predecessor period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief